                                                                    Exhibit 99





                            CANYON FUEL COMPANY, LLC


                                  -------------


                              FINANCIAL STATEMENTS

              YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM
          DECEMBER 20, 1996 (INCEPTION) THROUGH DECEMBER 31, 1997 WITH
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Members of the Canyon Fuel Company, LLC:

         We have audited the accompanying balance sheet of Canyon Fuel Company, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 1998, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC at December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Louisville, Kentucky
January 22, 1999                                          /s/  ERNST & YOUNG LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Members of the Canyon Fuel Company, LLC:

         We have audited the accompanying balance sheet of Canyon Fuel Company, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 1997, and the related statements of income, members' equity and cash flows for the period from December 20, 1996 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC as of December 31, 1997, and the results of its operations and its cash flows for the period from December 20, 1996 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.





Denver, Colorado
March 20, 1998                                  /s/  PRICEWATERHOUSECOOPERS, LLP

CANYON FUEL COMPANY, LLC
STATEMENTS OF INCOME
(in thousands of dollars)


                                                       YEAR ENDED DECEMBER 31, 1998
                                                          AND FOR THE PERIOD FROM
                                                       DECEMBER 20, 1996 (INCEPTION)
                                                         THROUGH DECEMBER 31, 1997

                                                         1998                1997
                                                       --------            --------
REVENUES
 Coal sales                                            $275,303            $251,818
 Other revenues                                             905               2,018
                                                       --------            --------
                                                        276,208             253,836
                                                       --------            --------
COSTS AND EXPENSES
 Cost of coal sales                                     250,248             210,500
 Amortization of coal supply agreements                  19,044              18,089
 Fees to members                                          5,945               4,805
                                                       --------            --------
                                                        275,237             233,394
                                                       --------            --------
 Income from operations                                     971              20,442
                                                       --------            --------

Interest, net:
 Interest expense                                          (205)               (294)
 Interest income                                          1,110               1,120
                                                       --------            --------
                                                            905                 826
                                                       --------            --------
  NET INCOME                                           $  1,876            $ 21,268
                                                       ========            ========

    The accompanying notes are an integral part of the financial statements.

CANYON FUEL COMPANY, LLC
BALANCE SHEETS (in thousands of dollars)


                                                                                December 31
                                                                       ----------------------------
                                                                           1998            1997
                                                                       -------------   ------------


ASSETS
  Current assets                                                         $    20,246     $    5,443
    Cash and cash equivalents                                                 33,611         23,450
    Trade accounts receivable                                                  9,358          8,496
    Other receivables                                                         23,842         32,394
    Other                                                                        563            279
                                                                         -----------     ----------
      Total current assets                                                    87,620         70,062
                                                                         -----------     ----------
  Property, plant and equipment
    Coal lands and mineral rights                                            263,576        259,111
    Plant and equipment                                                      199,631        165,768
    Deferred mine development                                                  9,350          5,493
                                                                         -----------     ----------
                                                                             472,557        430,372
  Less accumulated depreciation, depletion and amortization                  (77,764)       (34,094)
                                                                         -----------     ----------
      Property, plant and equipment, net                                     394,793        396,278
                                                                         -----------     ----------
  Other assets
    Prepaid royalties                                                         24,829         27,533
    Coal supply agreements                                                   112,347        131,391
    Other                                                                        150            150
                                                                         -----------     ----------
      Total other assets                                                     137,326        159,074
                                                                         -----------     ----------
      Total assets                                                       $   619,739     $  625,414
                                                                         ===========     ==========

LIABILITIES AND MEMBERS' EQUITY
  Current liabilities
      Accounts payable                                                   $    22,653     $   16,842
      Accrued expenses                                                         8,806         14,592
                                                                         -----------     ----------
      Total current liabilities                                               31,459         31,434
  Accrued postretirement benefits other than pension                           6,902          5,439
  Accrued reclamation and mine closure                                         2,793          2,387
  Accrued workers' compensation                                                7,037          4,769
  Accrued pension cost                                                         1,461            807
  Other noncurrent liabilities                                                 1,054          2,552
                                                                         -----------     ----------
      Total liabilities                                                       50,706         47,388
  Members' equity                                                            569,033        578,026
                                                                         -----------     ----------
      Total liabilities an members' equity                               $   619,739     $  625,414
                                                                         ===========     ==========

    The accompanying notes are an integral part of the financial statements.

CANYON FUEL COMPANY, LLC
STATEMENTS OF MEMBERS' EQUITY
(in thousands of dollars)

              YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM
            DECEMBER 20, 1996 (INCEPTION) THROUGH DECEMBER 31, 1997

                                 --------------





                                                          ARCO UINTA COAL
                                                             COMPANY
                                                       THROUGH JUNE 1, 1998,
                                                      ARCH WESTERN RESOURCES,              ITOCHU COAL
                                                         LLC THEREAFTER                 INTERNATIONAL INC.        TOTAL
                                                      -----------------------           ------------------        -----

Contributions                                                $410,643                        $221,115           $631,758

Distributions                                                 (48,750)                        (26,250)           (75,000)

Net income for the period from
  December 20, 1996 (inception)
  through December 31, 1997                                    13,824                           7,444             21,268
                                                             --------                        --------           --------

Members' equity, December 31, 1997                            375,717                         202,309            578,026

Contributions                                                  11,785                           6,346             18,131

Distributions                                                 (18,850)                        (10,150)           (29,000)

Net income                                                      1,219                             657              1,876
                                                             --------                        --------           --------

Members' equity, December 31, 1998                           $369,871                        $199,162           $569,033
                                                             ========                        ========           ========


    The accompanying notes are an integral part of the financial statements.

CANYON FUEL COMPANY, LLC
STATEMENTS OF CASH FLOWS
(in thousands of dollars)


                                                                                YEAR ENDED DECEMBER 31, 1998
                                                                                  AND FOR THE PERIOD FROM
                                                                                DECEMBER 20, 1996 (INCEPTION)
                                                                                 THROUGH DECEMBER 31, 1997
                                                                                    1998             1997
                                                                                ------------     ------------

OPERATING ACTIVITIES
  Net income                                                                      $    1,876        $  21,268
  Adjustments to reconcile to cash provided by operating activities:
    Depreciation, depletion and amortization                                          63,768           52,183
    Prepaid royalties                                                                  2,704            2,954
    Net (gain) loss on disposition of assets                                             260             (611)
    Changes in operating assets and liabilities                                        1,691            8,716
    Other                                                                                285           (3,205)
                                                                                  ----------        ---------
      Cash provided by operating activities                                           70,584           81,305
                                                                                  ----------        ---------

INVESTING ACTIVITIES
  Acquisition of coal operations, net of cash acquired                                    --         (610,334)
  Additions of property, plant and equipment                                         (43,499)         (20,819)
                                                                                  ----------        ---------
      Cash used in investing activities                                              (43,499)        (631,153)
                                                                                  ----------        ---------

FINANCING ACTIVITIES
  Members' contributions                                                              18,131          631,758
  Members' distributions                                                             (29,000)         (75,000)
  Federal lease payments                                                              (1,413)          (1,467)
                                                                                  ----------        ---------
      Cash provided by (used) in financing activities                                (12,282)         555,291
                                                                                  ----------        ---------
      Increase in cash and cash equivalents                                           14,803            5,443
  Cash and cash equivalents, beginning of period                                       5,443               --
                                                                                  ----------        ---------
  Cash and cash equivalents, end of period                                          $ 20,246        $   5,443
                                                                                  ==========        =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for interest                                          $      241        $     184

    The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
CANYON FUEL COMPANY, LLC (in thousands of dollars)


1.   FORMATION OF THE COMPANY

     Effective December 20, 1996, Canyon Fuel Company, LLC (the "Company") was formed as a joint venture between ARCO Uinta Coal Company ("ARCO")(65% ownership) and ITOCHU Coal International Inc. (35% ownership) for the purpose of acquiring certain Utah coal operations and an approximate 9% interest in Los Angeles Export Terminal, Inc. ("LAXT") from Coastal Coal, Inc. and The Coastal Corporation (collectively, "Coastal"). Effective June 1, 1998, ARCO Uinta Coal Company's ownership of the Company was acquired by Arch Western Resources, LLC ("Arch Western"). The owners of the Company are referred to herein as the "Members".

     The Company operates one reportable segment: the production of steam coal from deep mines in Utah for sale primarily to utility companies primarily in the United States. Net profits and losses are allocated to the Members based on their respective ownership percentage. Distributions of the Company's earnings are also allocated to the Members based on their respective ownership percentage.

     On December 20, 1996, the Company acquired the western operations of Coastal for approximately $631.8 million in cash, plus assumed liabilities, for a total purchase price of approximately $669.6 million (the "Acquisition"). These operations primarily consist of three coal mines in central Utah. The Acquisition was funded through cash contributions by the Members in proportion to their respective ownership percentage. The Acquisition has been accounted for using the purchase method of accounting.

     In the allocation of the purchase price, approximately $77.8 million was allocated to access rights associated with reserves located on properties which are adjacent to the properties acquired. In the event the Company is not successful in acquiring the reserves located adjacent to the properties acquired, the amount of the purchase price allocated to such reserves will be written off in the period such determination is made.

2.   ACCOUNTING POLICIES

     ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are stated at cost which approximates fair value. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

     INVENTORIES

     Inventories consist of the following:


                                                    DECEMBER 31
                                             --------------------------

                                               1998              1997
                                             --------          --------

      Coal                                   $ 11,892          $ 20,491
      Supplies                                 11,950            11,903
                                             --------          --------
                                             $ 23,842          $ 32,394
                                             ========          ========

     Coal inventory is valued using the first-in-first-out ("FIFO") cost method and is stated at the lower of cost or market. Coal inventory costs include labor, equipment costs and operating overhead. Supplies are valued using the average cost method and are stated at the lower of cost or market.

     COAL ACQUISITION COSTS AND PREPAID ROYALTIES

     Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized. As mining occurs on these leases, the prepayment is offset against earned royalties and is included in the cost of coal sales.

     COAL SUPPLY AGREEMENTS

     Acquisition costs related to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Accumulated amortization for sales contracts was $37.1 million and $18.1 million at December 31, 1998 and 1997, respectively.

     EXPLORATION COSTS

     Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

     PROPERTY, PLANT AND EQUIPMENT

     Additions to property, plant and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Mine development costs are capitalized and amortized on the units-of-production method. Depletion of mineral properties is computed on the units-of-production method based on estimated recoverable coal reserves.

     Depreciation and amortization of other property, plant and equipment is computed by either the straight-line method over the expected lives of the assets, which range from 3 to 16 years, or on the units-of-production method, depending upon the type of asset. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. Upon disposal of depreciated assets, residual cost less salvage value is included in the determination of current income.

     ASSET IMPAIRMENT

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

     RECLAMATION AND MINE CLOSING COSTS

     The Company charges current reclamation costs to expense as incurred. Final reclamation costs, including dismantling and restoration, are estimated based upon current federal and state regulatory requirements and are accrued during operations. The final reclamation provision was calculated using the units-of-production method on the basis of estimated costs as of the balance sheet date. The effect of changes in estimated costs and production is recognized on a prospective basis.

     The Company is not aware of any events of noncompliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

     REVENUE RECOGNITION

     Coal sales revenues include sales to customers of coal produced at Company operations and purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.

     INCOME TAXES

     The financial statements do not include a provision for income taxes as the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members' separate income tax returns.

     RECLASSIFICATIONS

     Certain amounts in the 1997 financial statements have been reclassified to conform with the classifications in the 1998 financial statements with no effect on previously reported net income or members' equity.

3.   ACCRUED EXPENSES

     Accrued expenses consist of the following:


                                                            DECEMBER 31
                                                     ---------------------------
                                                       1998               1997
                                                     --------           --------
Accrued payroll and related benefits                 $  3,729           $ 10,250
Accrued taxes other than income taxes                     955                699
Accrued workers' compensation                           1,100                 --
Other accrued expenses                                  3,022              3,643
                                                     --------           --------

                                                     $  8,806           $ 14,592
                                                     ========           ========


4.  FEDERAL LEASE PAYMENTS

The Company has been awarded federal leases which require the bid price to be paid over a number of years. Royalty payments will be required when mining begins on the leases. The liability for federal lease payments consists of the following:


                                                            DECEMBER 31
                                                     ---------------------------
                                                       1998               1997
                                                     --------           --------
Alkai Creek lease payable; due in annual
  installments of $533 through October 1, 1999,
  with imputed interest at 5.67%                     $    505           $    983

Winter Quarters lease payable; due in annual
  installments of $1,120 through June 20, 2000,
  with imputed interest at 6.21%                        2,047              2,982
                                                     --------           --------
                                                        2,552              3,965
Less current portion                                   (1,498)            (1,413)
                                                     --------           --------
                                                     $  1,054           $  2,552
                                                     ========           ========

     Annual maturities for federal lease payments as of December 31, 1998 are as follows:


              1999                                    $  1,498
              2000                                       1,054
                                                      --------
                                                      $  2,552
                                                      ========


Interest expense recorded under federal leases was $205 for 1998 and $294 in 1997.

5.  EMPLOYEE BENEFIT PLANS

     Defined Benefit Pension and Other Postretirement Benefit Plans

     Essentially all of the Company's employees are covered by a defined benefit pension plan sponsored by the Company. The benefits are based on years of service and the employee's compensation, primarily during the last five years of service. The funding policy for the pension plan is to make annual contributions as required by applicable regulations.

     The Company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with the Company. The Company has the right to modify the plans at any time. The Company's current policy is to fund the cost of postretirement health care and life insurance benefits as they are paid.

     Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow:


                                                             Pension benefits              Other postretirement benefits
                                                 -------------------------------------------------------------------------
                                                         1998                1997             1998              1997
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS

Benefit obligations at January 1, 1998

     and  December 20, 1996 (inception)                   $  2,465             $  792         $ 5,703           $  4,787


Service cost                                                 1,674              1,451             463                313

Interest cost                                                  353                 58             612                347

Benefits paid                                                  (38)               (53)             --                 (9)

Plan amendments                                                 --                 --           1,332                 --

Other-primarily actuarial loss                                 981                217           1,383                265
--------------------------------------------------------------------------------------------------------------------------
Benefit obligations at December 31                        $  5,435            $ 2,465         $ 9,493           $  5,703
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS

Value of plan assets at January 1, 1998

     and December 20, 1996 (inception)                     $    54             $   --          $   --            $    --

Actual return on plan assets                                  (106)               (13)             --                 --

Employer contributions                                       1,395                 --              --                  9

Acquisitions                                                    --                120              --                 --

Benefits paid                                                  (38)               (53)             --                 (9)
--------------------------------------------------------------------------------------------------------------------------
Value of plan assets at December 31                       $  1,305             $   54          $   --            $    --
--------------------------------------------------------------------------------------------------------------------------
FUNDED STATUS OF THE PLANS

Accumulated obligations less plan assets                  $  4,130            $ 2,411         $ 9,493           $  5,703

Unrecognized actuarial loss                                 (1,165)              (209)         (1,396)              (264)

Unrecognized prior service cost                                 --                 --          (1,195)              --
--------------------------------------------------------------------------------------------------------------------------
Net liability recognized                                  $  2,965            $ 2,202         $ 6,902           $  5,439
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET LIABILITIES

Current portion of liability                              $ 1,504             $ 1,395         $    --           $     --

Long term portion of liability                              1,461                 807           6,902              5,439
--------------------------------------------------------------------------------------------------------------------------

Total accrued benefit liabilities                         $ 2,965             $ 2,202         $ 6,902           $  5,439
--------------------------------------------------------------------------------------------------------------------------


                                                      Pension benefits            Other postretirement benefits
                                                 --------------------------------------------------------------
                                                    1998           1997             1998               1997
---------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF  DECEMBER 31

Discount rate                                       7.00%          7.00%             7.00%                7.00%

Rate of compensation increase                       4.75%          5.00%             4.75%                5.00%

Expected return on plan assets                      9.00%         10.50%               N/A                  N/A

Health care cost trend on covered charges             N/A            N/A              4.5%     7.0%  in 1998 to
                                                                                               5.0%  thereafter


The following table details the components of pension and other postretirement benefit costs.


                                                    Pension benefits             Other postretirement benefits
                                                 ---------------------------------------------------------------
                                                  1998            1997                  1998           1997
          ------------------------------------------------------------------------------------------------------
          Service cost                            $  1,674       $  1,451               $   463        $   313

          Interest cost                                353             58                   612            347

          Expected return on plan assets               (42)            --                    --             --

          Other amortization and deferral              194             --                   383             --
          ------------------------------------------------------------------------------------------------------
                                                  $  2,179       $  1,509              $  1,458        $   660
          ------------------------------------------------------------------------------------------------------

      The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 1998 by $241, or 2.5%, and the net periodic postretirement benefit cost for 1998 by $33, or 2.3%.

     Other Plans

     The Company sponsors a savings plan which was established to assist eligible employees in providing for their future retirement needs. The plan is non-contributory by the Company.

6.   ACCRUED BLACK LUNG COMPENSATION

     The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. Black Lung compensation costs include the following components:


                                                              1998        1997
                                                             ------      ------
Self-insured black lung benefits:
     Service cost                                            $  228      $  272
     Interest cost                                              244         210
                                                             ------      ------
                                                             $  472      $  482
                                                             ======      ======


     The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.0% as of December 31, 1998 (7.25% as of December 31, 1997) and a black lung benefit cost escalation rate of 4% in 1998 and 1997.

     Summarized below is information about the amounts recognized in the balance sheets for black lung compensation benefits:

                                                                DECEMBER 31
                                                            ------------------
                                                             1998        1997
                                                            ------      ------
Actuarial present value for self-insured black lung
benefits:
     Accumulated blank lung benefit obligation              $7,265      $5,892
     Unrecognized net loss                                    (228)     (1,123)
                                                            ------      ------
                                                            $7,037      $4,769
                                                            ======      ======



7.   CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

     The Company markets its coal principally to electric utilities in the United States. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

     The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Intermountain Power Agency accounted for approximately 29% and 34% of coal sales in 1998 and 1997, respectively. This same customer accounted for 34% and 35% of accounts receivable at December 31, 1998 and 1997, respectively. Sierra Pacific accounted for approximately 11% and 10% of coal sales in 1998 and 1997, respectively. Approximately 8% and 15% of coal sales in 1998 and 1997, respectively, were to ITOCHU Coal International Inc.

8.   RELATED PARTY TRANSACTIONS

     As described in Note 1, 65% of the Company was owned by ARCO and subsequent to June 1, 1998 is owned by Arch Western. ARCO and now Arch Western act as the Company's managing member. The Company pays administration and production fees to ARCO and now Arch Western for managing the Canyon Fuel operations. These fees were $5.9 million and $4.8 million in 1998 and 1997, respectively. The Company has a payable balance to Arch Western and ARCO of $2.8 million and $7.9 million at December 31, 1998 and 1997, respectively.

9.  COMMITMENTS AND CONTINGENCIES

     The Company is in litigation with the Skyline Partners, lessors of the coal reserves which comprise the Company's Skyline Mine. The coal leases in question were entered into between The Coastal Coal Corporation, the Company's predecessor in interest, and the Skyline Partners' predecessor. The coal leases require the lessee, the Company, to pay an annual advance minimum royalty of $5 million, which is fully recoupable against a production royalty that is to be paid by the Company on each ton of coal mined and sold from the leaseholds. In 1997, the Company concluded that the number of recoverable tons which remain on the leasehold were insufficient to allow it to fully recoup the total amount of advance royalties that have been paid to the Skyline Partners, and filed suit in Utah State Court against the Skyline Partners alleging that the Company is not required to make the final minimum advance royalty payment of $5 million and seeking to recover $2.1 million in advance minimum royalties paid to the Skyline Partners that the Company will not be able to recoup based upon the estimated number of recoverable tons under the leases. In November 1997, the Skyline Partners filed a companion case in federal district court in Colorado, seeking to compel the Company to pay the last $5 million advance minimum royalty payment, and alleging a default under the leases. To date, these cases have principally involved procedural disputes concerning proper venue for the case.

     The Company is also the subject of or party to a number of other pending or threatened legal actions. On the basis of management's best assessment of the likely outcome of these actions, expenses or judgments arising from any of these suits, or from any of the proceedings described above, are not expected to have a material adverse effect on the Company's operations, financial position, or cash flows.

     Included in property, plant and equipment of the Company is an approximate 9% investment in LAXT recorded at cost amounting to $12.3 million and $12 million as of December 31, 1998 and 1997, respectively. LAXT is experiencing operating losses and has negative cash flow principally due to weak demand for U.S. coal exports to the Far East. The ability of LAXT to continue as a going concern is dependent on their improving operating results and obtaining additional financing, if necessary. If these issues are not satisfactorily resolved in a timely manner, there can be no assurance that the Company's investment in LAXT will be recoverable.

10.  CASH FLOW

     The changes in operating assets and liabilities as shown in the statements of cash flows are comprised of the following:


                                                                       1998              1997
                                                                     ---------         --------

      Decrease (increase) in operating assets:

          Receivables                                                 $(11,023)         $ 1,802

          Inventories                                                    8,552           (6,021)

      Increase in operating liabilities:

          Accounts payable and accrued expenses                             25           10,046

          Accrued postretirement benefits other than pension             1,463            2,160

          Accrued reclamation and mine closure                             406              332

          Accrued workers' compensation                                  2,268              397
                                                                     ---------         --------
      Changes in operating assets and liabilities                     $  1,691          $ 8,716
                                                                     =========         ========



11.  ACCOUNTING DEVELOPMENT

     In June 1998, the Financial Accounting Standards Board issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. FAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the

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derivative will either be offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what effect FAS 133 will have on the earnings and financial position of the Company.

12.  YEAR 2000 (UNAUDITED)

     The Company has conducted a review of its computer systems to identify areas that could be affected by the Year 2000 computer issue. The Company is in the process of upgrading the accounting systems and the truck scale systems. Testing will be conducted in April 1999 and the project should be completed during the second quarter of 1999. Although there can be no guarantees, the Company, to the best of its ability, has determined that other operations systems are Year 2000 compliant. Other support systems are provided by Arch Coal and are either Year 2000 compliant or will be later in 1999.

13.  SUBSEQUENT EVENT

     On January 20, 1999, the Company amended its coal supply agreements pursuant to which it supplied coal to the Intermountain Power Agency's Intermountain Power Project ("IPA"). Pursuant to the amended coal supply agreements, the Company will supply coal to IPA through 2010 with a mutual option to extend to 2015 at a rate of approximately 2.2 million tons per year. The Company and IPA settled a pending arbitration and related litigation resulting from IPA's assertion of a gross inequity under the coal supply contracts and disagreements over the price escalation provisions of the contracts. As part of the settlement, IPA agreed to pay to the Company $12.7 million which had been withheld due to the dispute. The Members of the Company, Arch Coal, Inc. and ITOCHU Coal International Inc., also agreed to terminate certain indemnification rights, including indemnification rights relating to the IPA coal supply agreements, arising under the December, 1996 acquisition of the Company from The Coastal Corporation. Also, Arch Coal, Inc. agreed to terminate certain indemnification rights relating to the IPA coal supply agreements arising under its June 1, 1998 acquisition of Atlantic Richfield Company's domestic coal operations. In the aggregate, the Company and its Members will receive $54.9 million over three years for termination of the indemnify rights and to settle existing receivable balances. Except for payments received to settle existing trade receivables, the Company will apply the other proceeds against the existing IPA coal supply contract value included in the Company's balance sheet.

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